Exhibit 99.1

Yunji Announces Plan to Implement ADS Ratio Change

Hangzhou, China, June 12, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.000005 per share, from the current ADS Ratio of one (1) ADSs to ten (10) Class A ordinary shares to a new ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about June 20, 2023, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

For Yunji’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-ten reverse ADS split, effective on or about June 20, 2023. Each ADS holder will be required to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS on the date when the change in ADS Ratio is effective. Deutsche Bank Trust Company Americas, as the depositary bank for Yunji’s ADS program, will arrange for the exchange of the current ADSs for the new ones. Yunji’s ADSs will continue to be traded on the Nasdaq Global Select Market under the symbol “YJ”.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on Yunji’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than ten times the ADS trading price before the change.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes, ” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

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